

May 13, 2021

Sekar Kathiresan, M.D.
Chief Executive Officer
Verve Therapeutics, Inc.
500 Technology Square, Suite 901
Cambridge, MA 02139

      Re: **Verve Therapeutics, Inc.**
                Draft Registration Statement on Form S-1
                Exhibit Nos. 10.10, 10.11, 10.12 and 10.13
                Submitted April 16, 2021
                CIK No. 0001840574

Dear Dr. Kathiresan:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact David Gessert at (202) 551-2326 to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that this information is private or confidential, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

                        Sincerely,

                        Division of Corporation Finance